Q77.M)  Mergers

A special meeting of the shareholders of the Bond Portfolio was held on June 26, 2003, for the purpose of voting on a proposal to approve an Agreement and Plan of Reorganization providing for the exchange of all of the assets of the First Funds Bond Portfolio into the First Funds Intermediate Bond Portfolio.  The proposal was passed by the required majority of shareholders of the Bond Portfolio.  23,355,137.735 shares were voted for the proposal, 11,959.030 shares were voted against the proposal and 1,294.783 shares abstained from voting.